Exhibit 99.1

Press Release

Sanofi announces change in R&D leadership

Paris, February 13, 2023. Sanofi announced today that Dr. John Reed, its Global Head of R&D, will be leaving the company to pursue a new opportunity outside Sanofi. The company warmly thanks Dr. Reed for his leadership over these last years. Since joining Sanofi in 2018, John has laid the foundation for the company’s R&D transformation. He helped reshape Sanofi’s discovery and development of therapeutics, focusing efforts on first and best in class medicines that have the potential to transform the practice of medicine and improve the lives of people with serious diseases, whilst managing the integration and development of new technology platforms and partnerships, and driving R&D productivity.

In 2023, Sanofi will launch two first or best-in-class medicines that will address major needs in hemophilia and respiratory syncytial virus. The company expects in the next 15 months 27 scientific readouts and two pivotal readouts in multiple sclerosis and COPD/chronic bronchitis. A clear step forward in Sanofi’s scientifically-driven roadmap.

While an internal and external search has already started to identify the successor to Dr. Reed, Dr. Dietmar Berger, has agreed to take the leadership of the team ad interim. Dr. Berger has been serving as Chief Medical Officer and Global Head of Development since he joined Sanofi in 2019, after an extensive and successful career at various other pharmaceutical companies including Genentech, Bayer and Amgen.

Paul Hudson

CEO, Sanofi

“Under John’s leadership, our R&D organization has built a robust pipeline and sharpened its research focus, employing cutting-edge therapeutic platforms and creating a culture that responds to the urgent needs of patients. His contribution to our company’s transformation has helped pave the way for Sanofi’s emergence as a science-driven and innovation leader in our industry. As we continue to build an exciting Specialty Care and Vaccines portfolio, we look forward to the growing momentum of our pipeline. This is what we were aiming for when we laid our strategy in 2019, and the 2022 results we recently published confirmed our choices. 2023 will only strengthen our commitment to transform the practice of medicine.”

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 528 8427 | Tarik.Elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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